Exhibit 99.2

March 22 Call Script

Operator: Good morning. My name is                 , and I will be your conference operator today. I would like to welcome everyone to the SYNNEX Merger Discussion and First Quarter Fiscal 2021 Earnings Call. Today’s call is being recorded and all lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question and answer session.

At this time, for opening remarks, I would like to pass the call over to Liz Morali, Head of Investor Relations. Liz, you may begin.

Liz: Thank you,                  and good morning to everyone. Thank you for joining us for today’s call on short notice. With me today are, Dennis Polk, SYNNEX CEO, Rich Hume, Tech Data CEO and Marshall Witt, SYNNEX CFO.

On this morning’s call we will review today’s announcement of the merger between SYNNEX and Tech Data along with SYNNEX’ fiscal first quarter results. Our earnings press release, the transaction press release and associated presentation can be found on our Investor Relations website at ir.synnex.com.

Before we continue, let me remind everyone that today’s discussion contains forward-looking statements within the meaning of the federal securities laws, including predictions, estimates, projections or other statements about future events, including benefits of the proposed merger to our various stakeholders, timing of the merger, anticipated ratings, capital structure, and growth. Actual results may differ materially from those mentioned in these forward-looking statements as a result of risks and uncertainties discussed in today’s earnings release, in the Form 8-K we filed today and in the Risk Factors section of our Form 10-K, and our other reports and filings with the SEC. We do not intend to update any forward-looking statements. Also, during this call, we will reference certain non-GAAP financial information. Reconciliations of GAAP to non-GAAP results are included in our earnings press release and the related Form 8-K available on our Investor Relations website, ir.synnex.com.

Call Script 3/22/21	*SYNNEX Confidential*	Page 1

Exhibit 99.2

March 22 Call Script

This conference call is the property of SYNNEX Corporation and may not be recorded or rebroadcasted without our permission.

I will now turn the call over to Dennis. Dennis?

Dennis: Thank you Liz and thank you to everyone joining the call.

Today is an important and transformative day for the technology distribution industry as SYNNEX and Tech Data come together. For over four decades, we have each worked to help our customers and partners grow and achieve their strategic priorities. We have both been leaders in the space and I and the entire SYNNEX management team have the utmost respect for the team at Tech Data and what they have created. Like us, Tech Data has established a reputation for excellence, and we are thrilled to partner with its 14,000 plus talented colleagues.

Call Script 3/22/21	*SYNNEX Confidential*	Page 2

Exhibit 99.2

March 22 Call Script

For SYNNEX, this combination is beneficial as it accelerates our strategic growth initiatives by multiple years versus what we could have done by acquiring several smaller and geographically dispersed companies. While on the surface we appear to be similar companies, we actually are very complementary to each other from a geographic perspective, OEM representation, customer segments served and services offered, thus the combined company will be able to bring additional services and capabilities to our respective partners.

Even with a well planned and executed strategy, I am not sure we could have achieved over time all that is accomplished with this merger.

For our investors, we have the opportunity to create significant value creation, via accelerated revenue growth, scale efficiencies, increased cash flow and greater earnings power.

I am pleased to be able to partner with Rich Hume in the go forward combined entity. Rich is a talented leader with significant industry expertise, and we are fortunate to have him as the CEO of the business going forward. I would like to turn the call over to him at this point.

Call Script 3/22/21	*SYNNEX Confidential*	Page 3

Exhibit 99.2

March 22 Call Script

Over to you Rich.

Rich: Thanks, Dennis. I share your excitement about the transformative transaction we are announcing today. I, along with our shareholder Apollo, believe combining our business with SYNNEX’ accelerates the momentum that was already underway to create growth opportunities and benefits that neither company could achieve independently. The combined company will deliver superior value for shareholders, offer our customers and vendors exceptional reach, efficiency, and expertise across the entire technology ecosystem, and be an employer of choice in the IT industry.

Importantly, together, we have the portfolio, the financial strength, and the talent to enable us to achieve these objectives. The combined company will be a diversified global solutions distributor with significant breadth and depth of capabilities, and the ability to accelerate technology adoption and attract the world’s most innovative OEMs.

Call Script 3/22/21	*SYNNEX Confidential*	Page 4

Exhibit 99.2

March 22 Call Script

We will have premier best-in-class, end-to-end offerings through a broad, diversified portfolio of more than 200,000 product and solutions. The combined company will be positioned to transform value creation from a linear model to a multi-point model; enabling collaboration among all of the ecosystem’s participants. This will enable us to drive effective go-to-market strategies that our vendors can capitalize on to deliver optimal business-oriented solutions to their customers. Our ability to orchestrate the access, interaction, delivery, and services required to solve business challenges at scale is the foundation of how we will continue to grow.

As you know, change is constant in our business and this is a pivotal time in our industry. Technologies such as cloud, analytics, IoT and security are changing the way our customers and their end-user customers buy, sell, consume, and finance technology solutions, causing the IT ecosystem to evolve faster than ever before.

This evolution has accelerated further due to work from home and return to office trends, which are contributing to explosive growth in these areas and which we are ideally positioned to serve. And, importantly, we have what it takes to capture this opportunity. The combined company will have a solid financial foundation, including an investment grade profile and strong free cash flows to support investments in our core growth platforms as well as investments in these next generation technologies.

Call Script 3/22/21	*SYNNEX Confidential*	Page 5

Exhibit 99.2

March 22 Call Script

The breadth and diversification of the combined company extends well beyond our products and solutions.

Together, SYNNEX and Tech Data will have a global footprint that serves more than 100 countries across the Americas, Europe, and Asia-Pacific regions. This combination brings new market opportunities for both companies. For example, SYNNEX has a well-established presence in Japan, where Tech Data does not. Similarly, Tech Data is well-established across Europe, where SYNNEX has more limited access.

This meaningful reach across products, services and geographies will also provide increased value and purchasing efficiencies to the combined company’s customers and vendors.

Both SYNNEX and Tech Data have excelled at driving top and bottom line growth and successfully acquiring and integrating companies in the past. We believe this is an extremely compelling strategic and financial combination that will create meaningful value for shareholders.

Call Script 3/22/21	*SYNNEX Confidential*	Page 6

Exhibit 99.2

March 22 Call Script

I have full confidence that our combined team will deliver on the exciting growth underpinning this transformational merger, especially given the complementary values of our organizations.

Dennis, back to you.

Dennis: Thanks Rich, very well said and I am looking forward to working with you to achieve all these benefits and also to continue to drive and support the great cultures each of the companies bring to this transaction.

I will now turn the call over to Marshall to walk through the terms of the transaction and speak to the highlights of our Q1 earnings release today. Following Marshall, I will provide my normal quarterly update and then three of us will take your questions.

Over to you Marshall.

Marshall: Thanks, Dennis.

Call Script 3/22/21	*SYNNEX Confidential*	Page 7

Exhibit 99.2

March 22 Call Script

This transaction is valued at $7.2 billion, including net debt and at close, SYNNEX will issue 44 million shares. Proforma ownership will be 55% SYNNEX shareholders and 45% Tech Data shareholders. We expect the transaction to close in the second half of 2021, subject to customary closing conditions, including approval by SYNNEX shareholders and regulatory approvals.

From a financial perspective, the combined company will be on very solid footing, with proforma revenue of $57 billion, healthy EPS, EBITDA and cash flow generation. We expect the transaction to be accretive to our non-GAAP diluted EPS by more than 25% in year 1.

Given the complementary customer sets and geographic footprints, we see the opportunity to generate revenue synergies as a combined company. There is little overlap amongst our top customers and partners, and we believe SYNNEX’ deep and narrow strategy combined with Tech Data’s broad customer base, minimize risk regarding diversification. From a cost perspective, we expect to realize $100 million of net synergies in year 1 and $200 million in year 2.

This transaction will be facilitated by a new capital structure that we will use to refinance debt at both Tech Data and SYNNEX. It will consist of a $1.5 billion Term Loan A and $2.5 billion of unsecured bonds at varying maturities, bolstered by a $3.5 billion revolving credit facility, which we expect to be undrawn at close. The expected cash balance at close will be approximately $1 billion. We are also actively seeking to obtain our first investment grade credit rating and feel confident regarding the outcome. As many of you are familiar with, SYNNEX has a long track record of diligently de-leveraging post-acquisitions. We expect the same results with this transaction. The expected leverage ratio of approximately 2.7 times at transaction close is expected to decline to approximately 2 times within 12 months. With the combined entity generating LTM pro forma adjusted EBITDA of approximately $1.5 billion, this will provide us with ample ability to de-lever quickly while also remaining focused on optimizing the core and driving organic growth.

Call Script 3/22/21	*SYNNEX Confidential*	Page 8

Exhibit 99.2

March 22 Call Script

Moving now to our fiscal Q1 results…

Our team delivered strong results ahead of internal expectations to start off the fiscal year, driven by continued robust, broad-based demand.

Total revenue for Q1 was $4.9 billion, up 21% year-over-year. Gross profit totaled $305 million, up 19% or $49 million compared to the prior year, and gross margin was 6.2%, consistent with the prior year.

Call Script 3/22/21	*SYNNEX Confidential*	Page 9

Exhibit 99.2

March 22 Call Script

Total adjusted SG&A expense was $149 million, or 3% of revenue, up $9 million compared to the year ago quarter, primarily due higher COVID-19-related expenses. We continue to expect incremental quarterly costs at a minimum of $5 million in 2021 and did a good job scaling SG&A to the growth of the business.

Non-GAAP operating income was $156 million, up $40 million or 35% versus the prior year and non-GAAP operating margin was 3.2% up 33 basis points year over year.

Q1 interest expense and finance charges were approximately $23 million, and the effective tax rate was 25%.

Total non-GAAP income from continuing operations was $99 million, up $25 million or 34% over the prior year and non-GAAP diluted EPS from continuing operations was $1.89, up from $1.42 the prior year.

Now turning to the balance sheet….

Debt totaled approximately $1.6 billion and net debt was less than $200 million. Accounts receivable totaled $2.4 billion and inventories totaled $2.6 billion as of the end of Q1. Our cash conversion cycle for the first quarter was 32 days, 25 days lower than the prior year. The decrease was driven by DSO improvements and better inventory turns.

Call Script 3/22/21	*SYNNEX Confidential*	Page 10

Exhibit 99.2

March 22 Call Script

Cash generated from operations was approximately $25 million in the quarter, and including our cash and credit facilities, we had approximately $2.8 billion of available liquidity.

We are pleased to report that our Board of Directors has approved a quarterly cash dividend of $0.20 per common share for the current quarter. The dividend is expected to be paid on April 30, 2021 to stockholders of record as of the close of business on April 16, 2021.

Now moving to our outlook for fiscal Q2. We expect revenue in the range of $4.7 billion to $5.0 billion. Non-GAAP net income is expected to be in the range of $94.9 million to $105 million, and non-GAAP diluted EPS is expected to be in the range of $1.80 to $2.00 per diluted share based on weighted average shares outstanding of approximately 51.8 million.

Call Script 3/22/21	*SYNNEX Confidential*	Page 11

Exhibit 99.2

March 22 Call Script

Our non-GAAP net income and non-GAAP diluted EPS guidance exclude the after-tax costs of $7.3 million or $0.14 per share related to the amortization of intangibles and $4.8 million or $0.09 per share related to share-based compensation.

For the full fiscal year, we continue to expect a healthy IT spending environment, driven by gradually increasing investments in technology enablement. We expect full year fiscal 2021 non-GAAP diluted EPS of approximately $8.00.

Please note that these statements of our second quarter and fiscal 2021 expectations are forward-looking, and that our actual results may differ materially.

I will now turn the call back over to Dennis.

Dennis: Thank you, Marshall.

I am very proud of our associates and the excellent first quarter results we have delivered. In Q1, we continued to navigate an unpredictable environment but through it all, the team again showed flexibility, creativity, and dedication to finding innovative ways to support our customers and partners with exceptional service.

Call Script 3/22/21	*SYNNEX Confidential*	Page 12

Exhibit 99.2

March 22 Call Script

Our results, above our internal expectations, were driven by healthy, broad-based demand across all our businesses as remote capability and digital transformation investments continued.

Similar to the past few quarters, we saw strong demand for client devices like notebooks and Chromebooks, as well as continued demand for security, cloud, collaboration solutions and related services. We also saw improvements in areas like enterprise solutions, including server and networking. Our performance came from across all our customer segments, with really no exception in the contribution to our growth in the quarter.

Call Script 3/22/21	*SYNNEX Confidential*	Page 13

Exhibit 99.2

March 22 Call Script

From a geographical perspective, all regions performed well, with Canada and Japan exceeding expectations by the most.

Turning to our Q2 outlook. Our priority remains on the health and safety of our associates.

Overall, we are encouraged about the IT spending environment so far in 2021. As we move closer to a sense of normalcy it appears investment, especially in IT, is following.

For our Q2, with ongoing execution, we anticipate our business will continue to grow better than the market as our guidance implies a mid to upper single digit year over year growth rate. Perhaps we are being cautious with our expectations for the second quarter given the demand environment is so strong currently, evident by our ongoing high backlog and that on premises purchasing activity is picking up each quarter, but given how much we over performed in Q1, and how early we are in Q2, we will start with the current range we have provided. Overall, we are pleased with the trajectory of our business, evident by Marshall calling out our EPS expectations for the year.

Call Script 3/22/21	*SYNNEX Confidential*	Page 14

Exhibit 99.2

March 22 Call Script

As I wrap up, and touching again on the Tech Data merger announcement, those who have followed our space for many years know that M&A has been an important part of this industry for a long time. We and Tech Data have both participated in many transactions over the years and have built up a wealth of knowledge and experience on how to have a successful outcome, ensuring the value creation that we have described. I believe we are very well-situated, given the strong cultural fit, knowledge of the industry, customers and partners and a strong and talented combined workforce. We are developing a robust integration plan and will share more with you as we get closer to transaction close.

Call Script 3/22/21	*SYNNEX Confidential*	Page 15

Exhibit 99.2

March 22 Call Script

We are very excited by the possibilities that this deal creates for our combined company and look forward to realizing the significant value that it should produce for our customers, partners, associates, and shareholders.

In closing, we remain very focused on our core business. This focus, along with strong partnerships with our customers, vendors and the communities we operate in and the talented SYNNEX team, who I can’t thank enough for all that you do for our company, support my confidence in our business.

With that, I would like to open the call up for questions. Operator?

Call Script 3/22/21	*SYNNEX Confidential*	Page 16

Exhibit 99.2

March 22 Call Script

Additional Information and Where to Find It

In connection with the proposed transaction between SYNNEX Corporation (“SYNNEX”) and Tiger Parent (AP) Corporation, the parent corporation of Tech Data Corporation, a Florida corporation, SYNNEX plans to file relevant materials with the Securities and Exchange Commission (the “SEC”), including a proxy statement on Schedule 14A. Promptly after filing its definitive proxy statement with the SEC, SYNNEX will mail the definitive proxy statement to each stockholder entitled to vote at the special meeting relating to the transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO AND ANY DOCUMENTS INCORPORATED BY REFERENCE THEREIN) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE TRANSACTION THAT SYNNEX WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND THE PARTIES TO THE TRANSACTION. The definitive proxy statement, the preliminary proxy statement, and other relevant materials in connection with the transaction (when they become available) and any other documents filed by SYNNEX with the SEC, may be obtained free of charge at the SEC’s website (www.sec.gov).

Participants in the Solicitation

SYNNEX and its directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from SYNNEX’ stockholders in connection with the transaction. Information regarding the interests of such individuals in the proposed transaction will be included in the proxy statement relating to such transaction when it is filed with the SEC. You may obtain information about SYNNEX’ executive officers and directors in SYNNEX’ definitive proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on February 10, 2021. To the extent holdings of such participants in SYNNEX’ securities are not reported, or have changed since the amounts described in the proxy statement for the 2021 annual meeting of stockholders, such changes have been reflected on Statements of Change in Ownership on Form 4 filed with the SEC. These documents may be obtained free of charge from the SEC’s website at www.sec.gov and SYNNEX’ website at http://ir.synnex.com.

Call Script 3/22/21	*SYNNEX Confidential*	Page 17

Exhibit 99.2

March 22 Call Script

Forward-Looking Statements

DISCLOSURE NOTICE: This document contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended, related to SYNNEX and the proposed acquisition of Tiger Parent (AP) Corporation, the parent entity of Tech Data Corporation (the “Company” and “Tech Data” respectively) by SYNNEX. All statements other than statements of historical fact are forward-looking statements for purposes of federal and state securities laws. These forward-looking statements involve uncertainties that could significantly affect the financial or operating results of SYNNEX or the combined company. These forward-looking statements may be identified by terms such as “anticipate”, “believe”, “foresee”, “expect”, “intend”, “plan”, “may”, “will”, “could” and “should” and the negative of these terms or other similar expressions. Forward-looking statements in this document include, among other things, statements about the potential benefits of the proposed acquisition, including future financial and operating results, plans, objectives, expectations and intentions; the anticipated timing of closing of the acquisition; and the methods SYNNEX will use to finance the cash portion of the transaction. In addition, all statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to creating value for stockholders, benefits of the proposed transactions to customers, vendors, employees, stockholders and other constituents of the combined company, integrating the companies, synergies, expanded global footprint, operating improvements, financial strength and investment power, expanded offerings, capital structure, dividends, support from customers and vendors, cost benefits and purchasing efficiencies, post-closing growth expectations and the expected timetable for completing the proposed transaction — are forward-looking statements. These forward-looking statements involve substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Risks and uncertainties include, among other things, risks related to the satisfaction of the conditions to closing the acquisition (including the failure to obtain necessary regulatory and stockholder approval) in the anticipated timeframe or at all; risks related to the ability to realize the anticipated benefits of the acquisition, including the possibility that the expected benefits from the proposed acquisition will not be realized or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the transaction making it more difficult to maintain business, contractual and operational relationships; the unfavorable outcome of any legal proceedings that have been or may be instituted against SYNNEX, Tech Data, the Company or the combined company; failure to protect proprietary or personally identifiable data against unauthorized access or unintended release; the ability to retain key personnel; negative effects of this announcement or the consummation of the proposed acquisition on the market price of the capital stock of SYNNEX, and on SYNNEX’ and Tech Data’s operating results; significant transaction costs, fees, expenses and charges; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed acquisition; the financing of the transaction; other business effects, including the effects of industry, market, economic, political, regulatory or world health conditions (including new or ongoing effects of the COVID-19 pandemic); future exchange and interest rates; changes in tax and other laws, regulations, rates and policies; future business combinations or disposals; and competitive developments.

Call Script 3/22/21	*SYNNEX Confidential*	Page 18

Exhibit 99.2

March 22 Call Script

A further description of risks and uncertainties relating to SYNNEX can be found in its most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with SEC and available at www.sec.gov.

Call Script 3/22/21	*SYNNEX Confidential*	Page 19

Exhibit 99.2

March 22 Call Script

SYNNEX does not assume any obligation to update the forward-looking statements contained in this document as the result of new information or future events or developments.

Call Script 3/22/21	*SYNNEX Confidential*	Page 20